Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Amendment No. 2 to Registration Statement No. 333-144940 of our report dated July 16, 2007 (except for Note 13 as to which the date is July 23, 2007) relating to the consolidated financial statements of eyeonics, inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” in 2006) as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.
/s/ Deloitte & Touche LLP
Costa Mesa, California
October 4, 2007